UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

Regis Corporation
(Name of Issuer)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

758932107
(CUSIP Number)

Caren Abramovich
Birch Run Capital Advisors, LP
1350 Broadway
Suite 2412
New York, NY 10018
(212) 433 – 1980

with a copy to:
Douglas Rappaport
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036 – 6745
(212) 872 - 1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Birch Run Capital Advisors, LP*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,504,788
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,996,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,996,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%**
14	TYPE OF REPORTING PERSON (See Instructions) IA

*Birch Run Capital Advisors, LP is a registered investment adviser.

**This calculation is based on a total of 56,698,587 shares of the issuer’s common stock outstanding as of December 31, 2013, as last reported by the issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission January 27, 2014.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRC Advisors GP, LLC*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,504,788
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,996,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,996,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%**
14	TYPE OF REPORTING PERSON (See Instructions) IA

*BRC Advisors GP, LLC is the General Partner to Birch Run Capital Advisors, LP, the registered investment adviser.

**This calculation is based on a total of 56,698,587 shares of the issuer’s common stock outstanding as of December 31, 2013, as last reported by the issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission January 27, 2014.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Gordon Beltzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,504,788
	9	SOLE DISPOSITIVE POWER 12,078.081*
	10	SHARED DISPOSITIVE POWER 9,996,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,008,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*Daniel Beltzman was awarded a grant of 12,032 restricted stock units (RSUs). As a result of a dividend reinvestment plan, Mr. Beltzman’s RSUs increased to a total of 12,078.081. Each RSU represents a contingent right to receive one share of RGS common stock.

**This calculation is based on a total of 56,698,587 shares of the issuer’s common stock outstanding as of December 31, 2013, as last reported by the issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission January 27, 2014.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregory Howard Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,504,788
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,996,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,996,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*This calculation is based on a total of 56,698,587 shares of the issuer’s common stock outstanding as of December 31, 2013, as last reported by the issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission January 27, 2014.

Schedule 13D

CUSIP NO. 758932107

This Amendment No. 4 amends and supplements the Amended Schedule 13D filed with the Securities and Exchange Commission on February 3, 2014, by Daniel Beltzman, Gregory Smith, Birch Run Capital Advisors, LP and BRC Advisors GP, LLC (collectively, the “Reporting Persons”). The total number of shares reported in the Amended Schedule 13D is being amended to include shares that were acquired pursuant to a dividend reinvestment plan. Except as specifically provided herein, this Amendment No. 4 does not modify any of the disclosure previously reported in the Amended Schedule 13D. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the previously filed Schedule 13D, as amended.

Item 5. Interest in Securities of the Issuer

Items 5(a) – 5(b) are hereby amended as follows:

(a)	Daniel Beltzman beneficially owns 10,008,667 aggregate shares of the Issuer, representing 17.7% of the Issuer’s common stock outstanding.*

*This calculation is based on a total of 56,598,587 shares of the issuer’s common stock outstanding as of December 31, 2013, as last reported by the Issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on January 27, 2014.

(b)	Daniel Beltzman has sole dispositive power over 12,078.081 shares of the Issuer’s common stock.

Schedule 13D

CUSIP NO. 758932107

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of August 22, 2014

Birch Run Capital Advisors, LP

By: /s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer
BRC Advisors GP, LLC, the General Partner BRC Advisors GP, LLC

By: /s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Daniel Beltzman

By: /s/ Daniel Beltzman

Gregory Smith

By: /s/ Gregory Smith

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).